Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 27 February 2024

WOODSIDE RELEASES FULL-YEAR 2023 RESULTS

Woodside has achieved record production of 187.2 MMboe (513 Mboe/d) and excellent operated LNG reliability of 98%. We recorded full-year net profit after tax (NPAT) of $1,660 million, and underlying NPAT of $3,320 million when adjusted for exceptional items, and operating cash flow was $6,145 million.1

The Directors have determined a final dividend of US 60 cents per share (cps), bringing the full-year dividend to US 140 cps. The dividend is fully franked. The value of the total full-year dividend is $2,658 million.

Woodside CEO Meg O’Neill said she was tremendously proud that at a time of inflationary pressures, Woodside continued to return strong dividends to shareholders while delivering on our strategy to thrive through the energy transition.

“Woodside is supplying energy the world needs from a high-quality portfolio which is geographically advantaged to meet growing demand for LNG.

“Our focus on disciplined capital management has allowed us to deliver consistently strong returns to shareholders. Underlying profit was strong, enabling us to maintain an 80% dividend payout ratio.

“While realised prices were down year-on-year to levels closer to historic norms, annual sales volume topped 200 million barrels of oil equivalent (over 548 Mboe/d), generating revenue of almost $14 billion. Free cash flow of $560 million was a significant achievement in a period of major capital expenditure and normalised prices.

“We are contributing to Australia. Our tax contribution in Australia was a record A$5 billion in 2023 and we are committed to maintaining the delivery of affordable, reliable gas to Australian customers. For over almost 40 years of operations in WA, Woodside has supplied domestic gas volumes equivalent to more than one third of our exported liquefied natural gas (LNG) volumes.

“Climate is integral to our company strategy and we are on track to meet our net equity Scope 1 and 2 emissions reduction targets. Across our business in 2023 Woodside achieved a reduction in net equity Scope 1 and 2 emissions of 12.5% below the starting base, against our target of 15% by 2025.2

“The 2023 result was built on record annual production of 187.2 million barrels of oil equivalent (513 Mboe/d) in the first full year following the completion of the merger with BHP’s petroleum business. The production outcome was underpinned by another outstanding year at our operated LNG assets, which achieved 98% reliability over the year. Despite the inflationary environment, unit production cost was steady at $8.3/boe.

[1]	Non-IFRS financial measure. Refer to the glossary section of the attached presentation for the definition.
[2]

Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

“Our debt-free merger with BHP Petroleum added cash generating assets and strengthened Woodside’s balance sheet, giving us capacity for future capital investments as well as ongoing returns. Gearing at year-end was 12.1% and our total available liquidity was $7.8 billion, helping maintain our investment-grade credit ratings.

“We achieved our value objectives for the sale of 10% equity in the Scarborough Joint Venture to LNG Japan.3 This was followed in 2024 by the sale of 15.1% equity to JERA.4 These transactions demonstrate the ongoing demand for new gas supplies to support regional energy security.

“Across the industry, contracts for LNG continue to be signed with long durations, signalling confidence in the future strength of the market from both buyers and sellers. Woodside is geographically advantaged to meet the forecast growing demand for LNG in Asia.

“Significant progress was made on Woodside’s major growth projects over the course of the year. The floating production storage and offloading facility arrived at the Sangomar oil field off Senegal in February and with 17 wells now drilled and completed at the project, we are on track for first production in mid-2024.

“The Scarborough Energy Project received four key environmental approvals in December 2023 and was 55% complete at the end of the year. We welcome the Australian Government’s plans to reform the system for offshore approvals and are participating in the current consultation process.

“Since the start of 2024, we’ve completed the initial drydock of the hull for the Scarborough floating production unit and the first modules for Pluto Train 2 have arrived and been installed on site in Western Australia.

“In 2023, we took a final investment decision (FID) on Trion, which is a large, high-quality resource and will be Mexico’s first deepwater oil development. Expected returns from the development exceed Woodside’s capital allocation framework targets and the asset will be a strong contributor to Woodside’s future cashflows.

“Woodside’s safety performance in 2023 was again below the standard we set for ourselves, with the tragic loss of a colleague at the North Rankin Complex. We have taken action to prevent a repeat of such events, commissioning an external review of our safety systems. It is imperative that we do better in 2024.

“In our Climate Transition Action Plan released today, Woodside announced a new target to take FID on new energy products and lower carbon services with total greenhouse gas emissions abatement capacity of 5 million tonnes per annum by 2030. This will complement our existing target to invest $5 billion in such products and services in the same timeframe with a focus on the abatement impact of these products.

“We continued to be disciplined and value-focused in pursuing new energy opportunities. We progressed H2OK to technical readiness for FID and are evaluating the proposed US Federal tax incentive criteria. We also commenced concept select for Angel carbon capture and storage, which has the potential to address Woodside Scope 1 emissions and customer emissions.

“In 2024, we are looking forward to celebrating 40 years of safe, reliable domestic gas supply to Western Australia and 35 years of LNG supply to customers overseas.

“We are focused on delivering first oil from Sangomar and progressing the Scarborough Energy Project and Trion development.”

[3]	LNG Japan transaction subject to completion of the transaction, targeted for the first quarter of 2024.
[4]	The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024.

Financial headlines

Metric	Units	FY23	FY22	Change
NPAT	$million	1,660	6,498	(74%)
Underlying NPAT[5]	$million	3,320	5,230	(37%)
Operating revenue	$million	13,994	16,817	(17%)
Operating cashflow	$million	6,145	8,811	(30%)
Free cash flow[5]	$million	560	6,546	(91%)
Annual sales volume	MMboe	201.5	168.9	19%
	Mboe/d	552	463
Averaged realised price	$/boe	68.6	98.4	(30%)
Unit production cost	$/boe	8.3	8.1	2%
Fully franked final dividend	US cps	60	144	(58%)
Full-year fully franked dividend	US cps	140	253	(45%)

Compared with 2022, 2023 full-year financial statements primarily reflected lower prices across all commodities, partly offset by higher sales volumes.

Reported results include non-cash post-tax asset impairments amounting to $1,533 million ($1,917 million pre-tax), reflecting approximately $1,178 million ($1,383 million pre-tax) impairment for the Shenzi asset. This is primarily related to goodwill and a portion of the purchase price assigned to Shenzi on completion of the merger with BHP Petroleum. The goodwill and purchase price allocation resulted from application of acquisition accounting principles and reflect both higher hydrocarbon prices and Woodside’s share price at the merger completion date. Goodwill is not amortised and, once impaired, is not subject to a future impairment reversal. For reference, Shenzi represented approximately 5% of 2023 production and approximately 2% of 2023 year-end proved plus probable reserves.

Key business activities

Strategic achievements

•	Delivered record production in the first full-year period following the merger with BHP petroleum

•

Signed multiple agreements to sell an equity interest in the Scarborough Joint Venture to LNG Japan and, subsequent to the period, JERA, and established a broader strategic relationship which includes potential LNG offtake and collaboration on opportunities in new energy and carbon management[6]

•	Approved a final investment decision (FID) on the Trion project, which is expected to generate strong returns and commence production in 2028

•	Signed a sales and purchase agreement (SPA) with Mexico Pacific, strategically expanding our trading portfolio[7]

Operations and projects

•	Delivered annual production of 187.2 MMboe (513 Mboe/d)

•	Maintained strong operated LNG reliability of 98%

•	Reduced net equity Scope 1 and 2 emissions 12.5% below starting base[8]

•	Achieved first oil at Mad Dog Phase 2 Argos facility, in the US Gulf of Mexico

•	Continued to unlock additional phases of existing projects including FIDs at Mad Dog Southwest, Julimar Brunello Phase 3 and Lambert West[9]

•	Progressed future growth projects at Sangomar and Scarborough

[5]	Non-IFRS financial measure. Refer to the glossary section of the attached presentation for the definition.
[6]

LNG Japan transaction subject to completion of the transaction, targeted for the first quarter of 2024. JERA transaction is subject to completion of the transaction, targeted for the second half of 2024.

[7]

The SPA is subject to Mexico Pacific taking FID on the proposed third train at the Saguaro Energia LNG Project. The FID is expected in the second half of 2024 and commercial operations are targeted to commence in 2029.

[8]

Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

[9]	Lambert West was approved subsequent to the period.

Full-year reporting

Woodside’s Annual Report 2023 provides further detail on our operations, activities and our financial position for the 12-month period ended 31 December 2023.

Woodside’s approach to climate is an integral part of our company strategy. Woodside’s Climate Transition Action Plan 2023 (CTAP) outlines our approach to climate change and strategy for Woodside to thrive through the energy transition as a low cost, lower carbon energy provider.

Full-year results teleconference

A teleconference providing an overview of the full-year 2023 results and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, today at 10:00 AEDT / 07:00 AWST (17:00 CST on Monday, 26 February 2024).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-2024/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10035979-fh876t.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The full-year results briefing pack follows this announcement and will be referred to during the teleconference. The briefing pack, Annual Report 2023, CTAP 2023, and teleconference archive will also be available on the Woodside website (www.woodside.com).

Climate Transition Action Plan presentation

A teleconference to provide an overview of Woodside’s Climate Transition Action Plan 2023 will be hosted on Tuesday, 12 March 2024 at 09:30 AEDT / 06:30 AWST / 17:30 CDT (Monday, 11 March 2014).

We recommend participants pre-register 5 to 10 minutes prior to the event with the following link:

•	https://s1.c-conf.com/diamondpass/10035868-hf74t6.html to view the presentation and listen to a live stream of the question and answer.

Annual General Meeting

Woodside’s Annual General Meeting will be held in Perth, Western Australia, on Wednesday, 24 April 2024 at 13:00 AEDT / 10.00 AWST (Tuesday, 23 April 20:00 CST).

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, investment expenditure and gas hub exposure for 2024, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand, cost estimates, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations is responsible for release of this announcement.

Non-IFRS Financial Measures

Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, EBITDA excluding impairment, Gearing, Underlying NPAT, Underlying earnings per share, Net debt, Free cash flow, Cash margin, Capital expenditure, and Exploration expenditure. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside’s Annual Report for the period ended 31 December 2023.

Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.

Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Other important information

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

FULL-YEAR RESULTS BRIEFING 2023 27 February 2024 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward- at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, looking statements. nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, or • Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or performance, but are in the nature of future expectations that are based on management’s current expectations and forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual assumptions. Those statements and any assumptions on which they are based are subject to change without notice and results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are • This presentation may contain industry, market and competitive position data that is based on industry publications and beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries. Important factors that studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited each of these publications and third party studies is reliable and has been prepared by a reputable source, Woodside has to, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, not independently verified the market and industry data obtained from these third party sources and cannot guarantee drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical market and competitive position data contained in this presentation. risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, supply and demand, cost estimates, and the effect of future regulatory or legislative actions on Woodside or the adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, reasonableness of any underlying assumptions. inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets. No offer or advice • A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor- person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. briefings. You should review and have regard to these risks when considering the information contained in this • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or presentation. particular needs of any Woodside shareholder or any other person. The information contained in this presentation does • Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek performance may vary materially from those expressed in, or implied by, any forward-looking statements. independent legal, financial, taxation and other professional advice before making any investment decision. Notes to petroleum resource estimates • This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the • Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 31 December 2023) of information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, the Reserves and Resources Statement included in Woodside’s most recent Annual Report released to the Australian distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings, be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the Celsius). laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or • Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also possession of this document in or from any such jurisdiction. compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based Forward-looking statements approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12- • This presentation contains forward-looking statements with respect to Woodside’s business and operations, market month period in the reporting company’s fiscal year. Woodside estimates and reports its Proved plus Probable (2P) conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production • Woodside is not aware of any new information or data that materially affects the information included in the Reserves capacity and investments in, and development of, renewables projects, expectations and guidance with respect to and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves production, investment expenditure and gas hub exposure for 2024, and expectations regarding the achievement of and Resources Update continue to apply and have not materially changed. Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than statements of 2

Disclaimer, important notes and assumptions (continued)

Notes to petroleum resource estimates (continued)

- Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations.
- For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
- Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated Proved (1P) Reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.
- 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

Disclosure of reserve information and cautionary note to US investors

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. As noted above, Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
- The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves", "Best Estimate (2C) Contingent Resources", "Reserves and Contingent Resources", "Proved plus Probable", "Developed and Undeveloped", "Probable Developed", "Probable Undeveloped", "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside's most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.
- For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as "lower carbon" under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP.

Non-IFRS Financial Measures

- Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, EBITDA excluding impairment, Gearing, Underlying NPAT, Underlying EPS, Net debt, Free cash flow, Cash margin, Capital expenditure, and Exploration expenditure. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside's Annual Report for the period ended 31 December 2023.
- Woodside's management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.
- Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3

Delivering strong returns and building future value

Providing energy

through a high-quality portfolio, geographically advantaged to meet growing LNG demand[1]

Record production of 187.2 MMboe[2]

Consistent high operated LNG reliability of 98%

Next wave of growth progressed; Sangomar, Scarborough, Trion

Creating and returning value

through disciplined capital management

$1.7 billion reported NPAT; $3.3 billion underlying NPAT[3]

Fully-franked final dividend of 60 US cps, top of payout ratio range

Positive free cash flow of $0.6 billion in a period of major capital expenditure[3]

Conducting our business sustainably

through contribution to environment and communities

Reduced net equity Scope 1 and 2 emissions to 12.5% below starting base[4]

Published Climate Transition Action Plan

Safety needs improvement; key focus for 2024

1. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.
2. Includes production of 186.1 MMboe (2022: 156.8 MMboe) from Woodside reserves and 1.1 MMboe (2022: 0.9 MMboe) from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
4. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

4

Safety needs improvement Actions 2023 performance ▪ Investigations into work practices and effectiveness of our safety ▪ Tragic fatality of our colleague, a contractor employee, on the controls North Rankin Complex ▪ Review integrity management and major incident prevention ▪ Two Tier 1, one Tier 2 process safety events ▪ Strengthened safety leadership and training program content Total recordable injuries (TRI) and total recordable injury rate (TRIR) Next steps 45 2.00 1.86 1.80 TRIR per million 1.74 work hours 1.80 40 ▪ Act on external assessment insights as part of our refreshed 1.60 35 safety improvement strategy 1.40 30 1.20 ▪ Simplify processes and develop tools to enhance frontline safety 25 0.90 1.00 Contractor TRI 34 ▪ Promote learnings and leverage our data to help prevent repeat 20 0.80 24 19 0.88 events 15 0.60 10 0.40 11 8 5 0.20 8 Employee TRI 6 5 3 3 - - 2019 2020 2021 2022 2023 5

Provide Create Sustainable energy value business Volatility emphasises the importance of energy security Oil and gas prices WDS average realised price WDS average realised price WDS average realised price $60.3/boe $98.4/boe $68.6/boe 160 90 Energy markets disrupted by geopolitical events 120 60 Prices normalised following highs of 2022 80 Lower prices reflected in full-year 2023 30 results, $68.6/boe realised price 40 0 0 2021 2022 2023 Dated Brent (LHS) JCC - 3 Month Lag (LHS) JKM (RHS) 6 US$/bbl January February March April May June July August September October November December January February March April May June July August September October November December January February March April May June July August September October November December US$/MMBtu

Woodside geographically advantaged to meet LNG demand in Asia

Provide energy | Create value | Sustainable business

Global LNG demand forecast to grow 53% to 2033, driven by Europe, China and emerging Asia[1]

Increase in long duration LNG contracts signed, signaling confidence of buyers and sellers in long-term demand

Scarborough sell-downs to LNG Japan and JERA reinforce confidence in long-term LNG demand[2,3]

Global LNG contracts by destination[4]



Annual Contract Quantity (Mtpa)
0
10
20
30
40
50
2019
2020
2021
2022
2023
Rest of World[4]
North East Asia (excl-China)
China
South and South East Asia
Europe

Global LNG contracts by duration[4]



Annual Contract Quantity (Mtpa)
0
10
20
30
40
50
2019
2020
2021
2022
2023
20 years or more
11-19 years
5-10 years
Less than 5 years

1. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.
2. Scarborough sell-down to LNG Japan is subject to completion of the transaction, targeted in the first quarter of 2024.
3. Scarborough sell-down to JERA was subsequent to the period. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024.
4. WoodMackenzie LNG Contract Trends, December 2023. Dataset includes global contracts by many producers, including Woodside. Only includes sale and purchase agreements. End-user contracts only. Rest of World refers to South America, Middle East & Africa and North America.

7

Woodside Energy

High-quality portfolio providing energy now and into the future

Provide energy | Create value | Sustainable business

Strong operational performance

- Record production of 187 MMboe (513 Mboe/day), notwithstanding planned turnarounds[1]
- 98% reliability from operated LNG; consistent high performance
- Mad Dog Phase 2 and Shenzi North start-up, FID on Mad Dog Southwest
- FID on Julimar Brunello Phase 3 and Lambert West Project[2]

Positioned for the future

- Building Senegal's first offshore oil project; targeting first oil mid 2024
- Scarborough Energy Project; targeting first LNG cargo in 2026
- Took FID on the Trion Project; targeting first oil in 2028
- 158% of production replaced with proved plus probable reserves in 2023, top quartile proved reserves life against peers[3]
- Building Pacific LNG position via offtake from Mexico Pacific LNG[4]
- Building capability to deliver hydrogen through FID on the H2 Refueller Project

Production (MMboe)



105%
90
100
91
158
187
185 - 195
2019
2020
2021
2022
2023
2024 guidance

1. Includes production of 186.1 MMboe (2022: 156.8 MMboe) from Woodside reserves and 1.1 MMboe (2022: 0.9 MMboe) from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
2. FID on Lambert West Project was subsequent to the period.
3. Peer set is APA, ConocoPhillips, Coterra Energy, Devon, ENI, EOG, Equinor, Hess, Inpex, Marathon, OXY and Santos. Comparison is relative to 2022 Annual Reports. Canadian oil sands companies are excluded. Reserve replacement is the extent to which the year's production has been replaced by reserves added to our reserve base. This includes changes resulting from extensions and discoveries, transfers, revisions to previous estimates, and acquisitions and divestments.
4. See "Woodside and Mexico Pacific sign LNG supply agreement" announced 6 December 2023.

8

Woodside Energy

Provide Create Sustainable energy value business Sangomar: building Senegal’s first offshore oil project 1 93% complete at end of 2023 ▪ FPSO arrived in Senegal in February 2024 ▪ 17 wells drilled and completed; six wells partially completed 2 ▪ Subsea scope for FPSO hookup complete 2 ▪ All mooring chains connected to FPSO ▪ Subsea installation campaign continuing; overall subsea work scope 98% complete ▪ First oil mid-2024 Ramp up expected through 2024 FPSO in field 1. The progress of the project has been updated to 93% following a 0.2% correction identified subsequent to the period. 9 2. Subsequent to the period.

Provide Create Sustainable energy value business Scarborough Energy Project: targeting first LNG cargo in 2026 1 55% complete at end of 2023 ▪ Offshore environment plans accepted ▪ Seismic program completed ▪ Sale of 10% participating interest in Scarborough 2 Joint Venture to LNG Japan and 15.1% 3,4 participating interest to JERA ▪ Fabrication of the FPU hull and topsides progressing, first dry dock of the floating 3 production unit hull complete ▪ Fabrication of six of the 51 Pluto Train 2 modules completed, first three Pluto Train 2 modules 3 arrived in Karratha ▪ Commenced offshore subsea installation and 3 spud the first production well Pluto LNG and Pluto Train 2 site 1. Excludes Train 1 modifications. 2. Subject to completion of the transaction, targeted in the first quarter of 2024. 3. Subsequent to the period. 10 4. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024.

Provide Create Sustainable energy value business Strong underlying NPAT; maintaining 80% payout ratio Financial performance Dividend distribution ▪ Final dividend payment of $1.1 billion, fully franked, returning value to ▪ $9.4 billion EBITDA, impacted by lower operating revenue, offset by 1 shareholders reduced trading costs ▪ Maintaining 80% payout ratio, top of the targeted payout range ▪ $8.3/boe unit production cost, maintained in an inflationary environment ▪ Average realised price of $68.6/boe 1 2 Underlying NPAT ($ billion) Dividend per share (cps) 5.2 253 3.3 140 135 1.6 91 1.1 38 0.4 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 Total dividend BHP merger completion payment 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 11 2. The interim 2022 fully franked dividend of 109 US cps consisted of an ordinary dividend component of 76 US cps and an additional dividend component relating to the BHP merger completion payment of 33 US cps.

Provide Create Sustainable energy value business Resilient cash margin supporting major capital investment and returns Cash Balance sheet ▪ Cash margin of ~80%, maintained during turnaround activity, amid ▪ Gearing of 12.1% at the lower end of target range reduced commodity price and inflationary environment ▪ Available liquidity of $7.8 billion supporting major capital investment ▪ $6.1 billion operating cash flow, strong operational performance and returns 1 ▪ $0.6 billion free cash flow , impacted by higher major capital ▪ Investment grade credit ratings providing efficient access to debt 2 expenditure and higher tax payments on record 2022 profit capital ▪ Record A$5 billion paid in Australian taxes Cash margin (%) Liquidity ($ billion) 10.2 7.8 7.0 6.7 6.1 78% 80% 80% Cash margin 83% 85% Undrawn facilities Production costs 14% 11% 13% 9% 9% Cash Other cash costs 9% 8% 8% 7% 6% 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 12 2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s.

Provide Create Sustainable energy value business Capital management framework unchanged 1 1 1 Operating cash flow Investing cash flow Net debt Final dividend determined $ $ $ $ 1.1B 6.1B 5.6B 4.7B (Full-year of $2.7B) Special dividends Safe, reliable and Dividend policy Investment Strong balance low cost (minimum 50% Share buy-backs expenditure sheet payout ratio) operations Excess Future investment cash Investment Maintain dividend based on NPAT Targeting 10-20% grade credit excluding non-recurring items, gearing through the rating targeting 50-80% payout ratio cycle 2 BBB+/Baa1 80% payout ratio 12.1% Final dividend of 60 US cps 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 13 2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Strong balance sheet capacity for returns and investment

Provide energy | Create value | Sustainable business

Major project start-ups expected to generate significant cash flow with operating cash flow increasing from 2026; expected to average $7 billion over 2027 and 2028[1,2]

Decisions on surplus cash allocation to be guided by capital management framework

Current gearing of 12%, capacity to move within target gearing range

Indicative cash flow forecasts exclude the impact of Scarborough sell-down to JERA[1,2]

Indicative cash generation and uses (2024 – 2028, $ billion)[1]



$50/bbl
~$20B
40
30
20
10
0
Sources
Uses
$70/bbl
~$32B
Divestment proceeds (LNG Japan)[3]
Cash flow from operations
Available cash for investment, financing or additional returns
Underlying dividend at 80%[4]
Investing cash outflow[5]

1. Please refer to the "Disclaimer, important notes and assumptions" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements. US$50/bbl and US$70/bbl Brent oil price (2022 real terms) with a long-term inflation rate of 2.0%). Indicative only, not guidance.
2. Expected average cash flow excludes the impact of the 15.1% sell-down of Scarborough interest to JERA, which was subsequent to the period. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024.
3. Includes proceeds from 10% sell-down of Scarborough interest to LNG Japan, which is subject to completion of the transaction (expected in Q1 2024). Refer to Woodside announcement 'Woodside to sell 10% Scarborough interest to LNG Japan" dated 8 August 2023.
4. Woodside's dividend policy aims to pay a minimum of 50% of NPAT excluding non-recurring items (underlying NPAT). Woodside targets a payout ratio between 50% and 80%.
5. Includes all cash flows used in investing activities inclusive of committed capital. Excludes proceeds from 10% sell-down of Scarborough interest to LNG Japan.

14

Provide Create Sustainable energy value business Value unlocked through the merger; building a truly global company Rendition of the Trion floating production unit Portfolio Capabilities ▪ Reviewed Trion concept and resource, taking FID in 2023▪ Expanded global marketing presence creating value enhancement opportunities ▪ Cash generative and debt free assets transformed balance sheet; capacity for investments and shareholder returns▪ Combined capability and globally diverse workforce ▪ Start-up of Mad Dog Phase 2 expanded high quality Gulf of Mexico ▪ Implemented initiatives from BHPP merger to deliver targeted $400m 1 position in synergies ahead of original schedule 15 1. As disclosed in Woodside’s Full-Year 2022 Results and Briefing, released 27 February 2023.

On track to meet 15% Scope 1 and 2 net equity emissions reduction target by 2025[1,2]

Provide energy | Create value | Sustainable business

2023 highlights

- Net equity Scope 1 and 2 emissions **12.5% below starting base**
- Achieved through emissions avoided or reduced at facilities and offsets
- Asset decarbonisation planning completed across merged portfolio of operated assets
- Further planning undertaken to support aspiration of net zero Scope 1 and 2 emissions by 2050

Asset decarbonisation in practice



Lower carbon power: Pluto[3]

- Modifications substantially completed at Pluto LNG to receive power from the proposed Woodside Solar project
- **Estimated emissions reduction[4]**: 150 Ktpa CO_2-e



Flaring minimisation: Angostura

- Updated and implemented 12 standing operational procedures to minimise gas flaring during facility startup
- **Estimated emissions reduction[4]**: 26.5 Ktpa CO_2-e

Net equity Scope 1 and 2 emissions (Mt CO_2-e)[1]



8
6
4
2
0
11% below starting base in 2022
12.5% below starting base in 2023
15% target by 2025
30% target by 2030
2022
2023
2025 target
2030 target
Estimated avoided emissions[5]
Merged entity starting base[1]
Offset emissions
Woodside net equity emissions
Allowance for BHP asset emissions (pre-merger)

1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
2. Please refer to the "Disclaimer, important notes and assumptions" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.
3. Implementation is subject to commercial arrangements, regulatory & JV approvals and third party activities (which may or may not proceed).
4. The Scope 1 and 2 emissions reductions are estimated using engineering judgment by appropriately skilled and experienced Woodside engineers. All examples are for gross emission reductions, not equity share.
5. Quantification of avoided emissions is inherently uncertain. However, it is possible to provide an estimate by comparison to benchmarks of a comparable portfolio of LNG, conventional shelf and deepwater assets producing 187.2 MMboe (Woodside equity production 2023) with a similar product mix to Woodside. There are a number of potential benchmarks providing estimates of the 2023 global average emissions intensity of oil and gas operations. Based on Wood Mackenzie's Emissions Benchmarking Tool, an estimate of avoided emissions is around 391 kt CO_2-e, whereas based on the industry average emissions reported in Table 3.1 of IEA's "The Oil and Gas Industry in Net Zero Transitions" (November 2023), an estimate of avoided emissions is around 1,705 kt CO_2-e. The Estimated Avoided Emissions shown in this Graph represents the range between the two estimates. Woodside does not independently verify the data behind these estimates. Woodside does not independently verify the data behind these estimates. Contributions to this were made by the intrinsic characteristics of our oil and gas resources, the design of our facilities, the 2016-2020 energy efficiency target, and the implementation of asset decarbonisation plans from 2021 onwards.

16

Woodside Energy

New complementary Scope 3 emissions abatement target

Provide energy | Create value | Sustainable business

Scope 3 targets

Existing
Investment target[1]

Investment in new energy products and lower carbon services by 2030

$5 BILLION[2]

New complementary
Emissions abatement target[1]

Take FID on new energy products and lower carbon services by 2030, with total abatement capacity of

5 MTPA CO_2-e[3]

2023 progress update

Cumulative total spend on new energy products and lower carbon services

$335 MILLION


CENTURION
H2 Refueller Project rendition

2023 highlights

- Approved FID on H2 Refueller Project
- Procured H2OK long lead items (electrolysers and liquefaction trains)
  - Technical readiness to support FID[4]
  - Evaluating the proposed US Federal Government tax incentive criteria
- Commenced concept definition for Angel CCS[5]
- Continued collaborations aiming to accelerate development of CCU technologies (Lanzatech, NovoNutrients, and StringBio)

1. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment. For further information on Woodside's Scope 3 targets refer to pages 7 and 34 of Woodside's Climate Transition Action Plan 2023 (CTAP), released 27 February 2024.
2. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside's net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans.
3. Includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance.
4. A project is considered FID-ready if it has completed and/or obtained the necessary studies, permits and designs so that a final investment decision can be made. This decision is made based on a range of financial, technical and strategic factors, and is a requirement for construction and implementation of a project to commence.
5. Angel CCS has the potential to address Woodside's Scope 1 and 2 emissions as well as customer emissions. For further information refer to page 39 of Woodside's Climate Transition Action Plan 2023 (CTAP), released 27 February 2024.

17
Woodside Energy

Focused on building future value through our 2024 priorities ▪ Operate base business reliably and efficiently Providing energy through a high-quality portfolio, ▪ Achieve first oil for Sangomar geographically advantaged to meet 1 growing LNG demand▪ Progress Scarborough and Trion ▪ Continue to manage cost in inflationary environment Creating and returning value ▪ Maintain disciplined capital management through disciplined capital ▪ Actively manage debt and liquidity profile to fund capital expenditure and returns management Conducting our ▪ Improve safety performance business sustainably ▪ Continue to implement and identify emissions reductions opportunities through contribution to environment and communities▪ Progress customer-led and scalable hydrogen and CCS opportunities 18 1. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.

The investment case – positioned to thrive through the energy transition High-quality Disciplined capital Conducting our business portfolio management sustainably ▪ On track to deliver net equity Scope ▪ Geographically advantaged to ▪ Strong and consistent cash margin 2 1 1 and 2 emissions reduction targets meet growing LNG demand ▪ Committed to shareholder returns ▪ Progressing customer-led and ▪ Track record of LNG delivery from ▪ Clear capital allocation and scalable hydrogen and CCS reliable assets capital management frameworks opportunities ▪ Progressing next wave of growth ▪ Strong balance sheet to support ▪ Returning value to governments returns and growth and communities 1. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023. 2. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may 19 be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

Q&A Meg O’Neill Chief Executive Officer and Managing Director 20

ANNEXURE 21

Disciplined capital allocation

	OIL	GAS		NEW ENERGY
	OFFSHORE	**PIPELINE**	**LNG**	**DIVERSIFIED**
FOCUS	**Generate high returns to fund diversified growth, focusing on high quality resources**	**Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen**		**New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS[1]**
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	**IRR > 15%** **Payback within 5 years[2]**	**IRR > 12%** **Payback within 7 years[2]**		**IRR > 10%** **Payback within 10 years[2]**
EMISSIONS REDUCTIONS	**30% net emissions reduction target by 2030, net zero aspiration by 2050 or sooner[3]**			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the Glossary starting on page 59 and the section on decarbonisation strategy starting on page 28 of Woodside's Climate Report 2022 for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

22 Woodside Energy

Net profit after tax reconciliation; primarily driven by price



SALES
Volume from former BHPP assets offset by lower realised prices and impact of planned turnarounds
COST OF SALES
Cost impact of additional BHP assets, depreciation and reduced prices
GENERAL, ADMINISTRATIVE, TAX AND OTHER
One-off transactions and tax impacts
FINAL DIVIDEND, FULLY FRANKED
Fully franked final dividend of 60 US cps
$ million
6,498
2022 reported NPAT
2,181
Additional five months of former BHPP assets
Produced revenue - volume (BHPP)
(3,146)
Lower average prices across commodities
Produced revenue - price
(607)
Planned maintenance shutdowns (Pluto, NWS, Ngujima-Yin)
Produced revenue - volume (excl. BHPP)
Additional five months of former BHPP assets, change in depreciation policy
(1,688)
Cost of sales (excl. trading)
Reduced trading opportunities in lower price environment
(534)
Trading margin
Impairment losses on Shenzi, Wheatstone and Pyrenees, reversal of Wheatstone in 2022
(2,817)
Impairment loss
Lower commodity hedge losses
725
Other
Lower income tax expense on lower taxable income
1,048
Income tax and PRRT
1,660
2023 reported NPAT
Post-tax impairment on Shenzi, Wheatstone and Pyrenees ($1,533m), post-tax reduction in Pluto PRRT ($446m), recognition of Trion DTA (-$319m).
1,660
2023 NPAT adjustments
3,320
2023 underlying NPAT[1]

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

23

Woodside Energy

Expanded portfolio offsetting lower prices and planned turnarounds 1 1,2 Operating revenue EBITDA Underlying NPAT 16.8 14.0 11.2 9.4 7.0 5.2 4.9 4.1 3.6 3.5 3.3 1.9 1.6 1.1 0.4 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 Lower revenue primarily driven by lower average prices across all commodities, offset by higher sales volumes from the full-year contribution from former BHPP assets and contribution of the Pluto-KGP Interconnector Strong EBITDA performance from high-quality assets, impacted by price, turnarounds and increased cost of sales from full-year contribution of former BHPP assets 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 24 2. 2023 NPAT adjustments include the post-tax impacts of impairment on Shenzi, Wheatstone and Pyrenees ($1,533m), post tax reduction in Pluto PRRT ($446m) offset by the recognition of Trion DTA ($319m). $ billion $ billion $ billion

Investing in growth 1 2 Operating cash flow Investing cash flow Free cash flow 8.8 2022: includes $0.8B contribution 6.5 from GIP and 6.1 $1.1B merger 5.6 completion payment 4.2 3.8 0.8 3.3 2.9 1.1 2.1 2.1 1.8 1.2 0.9 2.3 0.6 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 -0.3 2019 2020 2021 2022 2023 Free cash flow impacted by lower EBITDA and higher tax payments Higher investing cash outflow due to capital expenditure on Scarborough, Sangomar and Trion 1. 2022 investing cash flow of $2.3 billion includes the impact of GIP’s contribution to Pluto Train 2 ($0.8 billion) and cash received on completion of the merger with BHP Petroleum ($1.1 billion). Without these items, investing cash flow would be $4.2 billion. 25 2. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. $ billion $ billion $ billion

Unit production cost maintained in inflationary environment Production cost (LHS) and unit production cost (RHS) 2.0 9.0 Unit production cost 8.3 8.1 (RHS) Unit production cost excluding major Full period contribution of former BHPP assets 1,2 turnarounds (RHS) 7.3 1.6 changing cost mix 5.7 6.0 5.3 1.2 4.8 Completed planned major turnarounds on Pluto LNG and Ngujima-Yin FPSO 4.5 0.8 Major turnaround 1,2 costs 3.0 Interconnector continuing to drive value Production cost (BHPP) 0.4 Interconnector cost Production cost Managing inflationary pressures (WDS) 0.0 0.0 2019 2020 2021 2022 2023 1. Major turnarounds completed at Pluto LNG and Ngujima-Yin FPSO in 2023. Includes the production cost and expected volume impact. 26 2. Major turnaround completed at Pluto LNG in 2019. Refer to “Woodside Full-Year 2019 Results” dated 13 February 2020. $ billion (LHS) $/boe (RHS)

Strong balance sheet; executing major capital expenditure and balancing returns 1 Net debt 4.7 3.9 3.8 Gearing of 12.1% within lower end of target range 2.8 (10 – 20%) 0.6 Actively managing debt portfolio 2019 2020 2021 2022 2023 Total available liquidity of $7.8 billion 1 Debt maturity profile 3 Scarborough sell-down proceeds supporting liquidity: ▪ 10% participating interest in Scarborough Joint 2 2 Venture to LNG Japan expected in Q1 2024 and; ▪ 15.1% participating interest in Scarborough Joint 3 Venture to JERA expected in H2 2024 1 0 2024 2025 2026 2027 2028 2029 2030 2031 2032 1. As at 31 December 2023. Drawn Undrawn 2. Subject to completion of the transaction, targeted in the first quarter of 2024. 3. Subsequent to the period. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 27 2024. $ billion $ billion

Record A$5 billion paid in Australian taxes; 85% increase 4,5 Australian tax contribution 6000 5.0 5000 1 4000 Largest payer of PRRT in Australia A$3,521m | Corporate income tax 2 3000 2.7 More than US$500 million of foreign tax paid in 2023 2000 3 Global all-in effective tax rate of 42% A$681m | PRRT 1000 0.7 0.7 0.7 A$486m | Federal royalties A$148m | Federal excise A$82m | Offshore petroleum levy A$71m | Fringe benefits tax and payroll tax 0 2019 2020 2021 2022 2023 1. Based on the Australian Taxation Office’s 2021-2022 report of entity tax information (data.gov.au/). 2. Includes Trinidad and Tobago production entitlements, which are paid in-kind. 3. For the 2023 financial year. Determined by total tax expense, royalties, excise, levies and other taxes, divided by profit before such taxes, adjusted for exceptional items. The global all-in effective tax rate increases to 57% with exceptional items included. 4. Includes data relevant to the assets acquired through the merger with BHP’s petroleum business from 1 June 2022. 28 5. Figures are reported on a cash basis (net of any refunds received, for example, refunds of tax overpaid in prior periods) and are rounded to the nearest million. A$ billion

2024 full-year guidance[1]

Production
(Unchanged)

- Woodside's full-year 2024 production guidance is 185 – 195 MMboe (505 – 533 Mboe/day)
- The approximate split by product type is:

LNG	~45%
Pipeline gas	~20%
Crude and condensate	~30%
Natural gas liquids	~5%

Capital expenditure[2]
(Unchanged)

- Woodside's full-year 2024 capital expenditure guidance is US$5.0 – 5.5 billion, assuming no change to current participating interests
- The approximate split by activity area is:

Sangomar[3]	~10%
Scarborough[4]	~40%
Trion[5]	~15%
Other[6]	~35%

Gas hub exposure
(Unchanged)

- Woodside expects approximately 26-33% of its 2024 produced LNG to be sold at prices linked to gas hub indices[7]

1. Please refer to the "Disclaimer, important notes and assumptions" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.
2. Capital expenditure includes capital additions on oil and gas properties and evaluation capitalised. Exploration expenditure includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off.
3. Sangomar at 82% participating interest.
4. Scarborough at 90% participating interest; Pluto Train 2 at 51% participating interest.
5. Trion at 60% participating interest. Capital expenditure includes Pemex carry.
6. Other includes expenditure for new energy.
7. Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.

29
Woodside Energy

Asset tables

Asset	Operating revenue $ million	EBITDA[1] $ million	Depreciation and amortisation[2] $ million	EBIT[1,3] $ million	Capital expenditure $ million	Production costs $ million
Australia						
North West Shelf	2,993	2,381	759	1,622	121	202
Pluto	3,817	3,287	822	2,465	232	415
Wheatstone	944	803	913	(110)	61	72
Bass Strait	1,173	909	421	488	80	242
Macedon	197	157	61	96	21	24
Pyrenees	233	166	218	(52)	73	62
Ngujima-Yin	286	112	122	(10)	9	111
Okha	159	98	18	80	4	45
Scarborough	-	7	2	5	2,538	-
Other Australia	-	(95)	2	(97)	26	-
Total Australia	**9,802**	**7,825**	**3,338**	**4,487**	**3,165**	**1,173**
International						
Trinidad & Tobago	360	293	149	144	3	44
Atlantis	850	659	336	323	191	153
Shenzi	791	639	1,846	(1,207)	146	135
Mad Dog[4]	530	452	198	254	270	57
Trion	-	-	-	-	273	-
Sangomar	-	(18)	1	(19)	1,071	-
Other International	18	(264)	39	(303)	129	-
Total International	**2,549**	**1,761**	**2,569**	**(808)**	**2,083**	**389**
Marketing	**1,643**	**450**	**75**	**375**	**2**	**-**
Corporate/Other	**-**	**(673)**	**74**	**(747)**	**451**	**-**
Total	**13,994**	**9,363**	**6,056**	**3,307**	**5,701**	**1,562**

1. Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions.
2. Includes exploration permit cost amortisation, impairment losses and impairment reversals. Depreciation and amortisation includes impairment expense at Shenzi $1,383m, Wheatstone $466m and Pyrenees $68m. Total impairment expense of $1,917.
3. EBIT excluding total impairment expense of $1,917 is $5,224m.
4. Includes Mad Dog and Mad Dog Phase 2.

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Woodside Energy

Realised price Products Units 2023 2022 Variance 1 LNG produced $/boe 79 109 (30) 2 LNG traded $/boe 76 166 (90) Pipeline gas $/boe 35 48 (13) Oil and condensate $/boe 79 96 (17) NGLs $/boe 40 44 (4) Liquids traded $/boe 79 - 79 Average realised price $/boe 69 98 (29) Average Dated Brent $/bbl 83 101 (18) WTI $/bbl 78 94 (16) JCC (lagged three months) $/bbl 89 98 (9) JKM $/MMBtu 16 34 (18) 3 TTF $/MMBtu 15 40 (25) Henry Hub $/MMBtu 3 7 (4) 1. Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. 2. Excludes any additional benefit attributed to produced LNG through third-party trading activities. 31 3. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors.

Financial KPIs 2023 2022 Production volume MMboe 187.2 157.7 Operating revenue $ million 13,994 16,817 1 EBITDA $ million 9,363 11,234 1 EBIT $ million 3,307 9,186 Net finance income/(cost) $ million (34) (12) Tax benefit/(expense) $ million (1,551) (2,599) Non-controlling interest $ million 62 77 2 NPAT $ million 1,660 6,498 1 Underlying NPAT $ million 3,320 5,230 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 32 2. NPAT attributable to equity holders.

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
BHP Petroleum or BHPP	Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to "Woodside Energy Global Holdings Pty Ltd" or "BHP Petroleum International Pty Ltd" are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries.
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
Cash margin	Revenue from sale of produced hydrocarbons less production costs, royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs; divided by revenue from the sale of produced hydrocarbons (sales volume). Excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
DTA	Deferred tax asset
EBIT	Calculated as a profit before income tax, PRRT and net finance costs
EBITDA	Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals

Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[2]
Exploration expenditure	Exploration expenditure includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off
FDP	Field development plan
FEED	Front-end engineering design
FID	Final investment decision
Flaring	The controlled burning of gas found in oil and gas reservoirs
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities less cash flow from investing activities
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[3]
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
Investing cash flow	Cash flow from investing activities
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JKM	Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan.
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Cash and undrawn facilities
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy

1. Definition as per the Australian Government Climate Change Authority. https://www.climatechangeauthority.gov.au/sites/default/files/2022-08/Review%20of%20International%20Offsets%20-%20Report%20-%20August%202022.pdf
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
3. Convention on Biological Diversity (1992).

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Glossary

Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets.
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Offsets	The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity
Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated

Process safety event (Tier 1 and Tier 2)	An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and nonflammable materials from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754
PRRT	Petroleum resource rent tax
Reserves replacement	Reserves replacement is the extent to which the year's production has been replaced by reserves added to our reserve base. This includes changes resulting from extensions and discoveries, transfers, revisions to previous estimates, and acquisitions and divestments
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[2]
Short-, medium and long-term	This report refers to ranges of time as follows: short-term means from now until 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to "near-term" and "medium-term" in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
SURF	Subsea, umbilicals, risers and flowlines (SURF)

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Glossary References to sustainability (including sustainable and sustainably) are used with reference to Woodside’s Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside’s aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and Sustainability (including profitable), environmental (including considering our environmental impact and striving for a lower sustainable and sustainably) carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms ‘sustainability’, ‘sustainable’ and ‘sustainably’ is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes. Woodside uses this term to describe an intention to seek the achievement of an outcome, where Target Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome TTF Title transfer facility TRI Total recordable injuries TRIR Total recordable injury rate Underlying earnings per share or Underlying net profit after tax divided by weighted average number of shares on issue underlying EPS Underlying net profit after tax or Net profit after tax excluding any exceptional items underlying NPAT Unit production cost or UPC Production costs ($ million) divided by production volume (MMboe) USD United States dollar Woodside Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries YTD Year to date 35

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com